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                              June 18, 2024

       Dara Albright
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       11175 Cicero Dr., Suite 100
       Alpharetta, GA 30022

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed May 24, 2024
                                                            File No. 024-11563

       Dear Dara Albright:

                                                         We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A

       General

   1. We note that you have changed the interest rates on your bonds through 3 separate Form
                                                        1-U filings since your
last offering statement was qualified on October 31, 2022. The
                                                        Form 1-U does not
supplement the offering statement itself. Please confirm that, going forward, you will file
supplements or post qualification amendments to disclose the change in the rate paid
on the notes, in compliance with Regulation A. In addition, please revise your risk factor
disclosure to address the risks relating to the failure to file such amendments or
supplements when required.
   2. We note that your offering statement was originally qualified on October 31, 2022. This post-qualification
amendment was filed on May 24, 2024. Tell us how you believe you were in compliance with
the requirements of Rule 252(f)(2) which requires that you file a post-qualification
amendment every 12 months. Please tell us the number of Worthy
                                                        Property Bonds sold in
the last year. Revise your risk factors to discuss the extent that you may be required to
repurchase any notes sold during the period where you have not had an
 Dara Albright
FirstName  LastNameDara  Albright
Worthy Property Bonds, Inc.
Comapany
June       NameWorthy Property Bonds, Inc.
     18, 2024
June 18,
Page 2 2024 Page 2
FirstName LastName
         updated offering statement, and your ability to meet that repurchase obligation.
Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

3. Revise your response to address the total number of unregistered securities sold during the prior one-year period. This should include the sales of any bonds under the offering statement, as well any other sales of any class of securities. Offering Circular Summary, page 3

4. Please include an organizational chart depicting the platform manager, the affiliates, and the owner of the platform, etc. Since Worthy Financial is in the process of selling its ownership interests in Worthy Property and other subsidiaries to Worthy Wealth, please present the corporate structure before and after the completion of the transactions contemplated by the Securities Purchase Agreement.
5. We note your disclosure that "[o]n December 11, 2023, Worthy Wealth, Inc. executed a
         stock purchase agreement (the    SPA   ) to purchase from [Worthy
Financial] all of the
         issued and outstanding equity of the Company and our affiliate, Worthy Property Bonds 2,
         Inc." Please clarify all material conditions to the completion of the SPA. Please clarify which entity owns the company's shares both before and after the completion of the transactions. Discuss the extent to which the leadership of Worthy Financial and Worthy
         Wealth will remain similar and highlight any significant changes to the leadership.
Recent Developments
The SPA, page 5

6. Please revise your disclosure to address the reasons for the SPA and the reasonably likely impact to the company if it is completed. We note your disclosure that Worthy Wealth and/or Worthy Financial expect to deposit funds into Worthy Peer I &II in order to address liquidity and asset shortfalls that have prevented you from redeeming bonds issued by those companies. Revise your disclosure to discuss any obligation by the manager (either Worthy Financial or Worthy Wealth), to support the subsidiaries in making bond payments. Further, please file the stock purchase agreement as an exhibit and revise your disclosure in the offering circular to clarify the terms and parties involved in the agreement or advise.
Risk Factors
Risks Related to Our Company, page 10

7. In the third risk factor on page 11, you discuss the fact that Worthy Peer Capital I & II both had to pause redemptions because redemptions requests exceeded available liquid assets. However, it appears that Worthy Peer Capital I, Worthy Peer Capital II and Worthy
         Community all have outstanding bonds that substantially exceed the value of their assets.
         Add a separate risk factor that highlights that, in the event that borrowers default, or you are otherwise unable to collect the principal and interest on the loans or other investments,
 Dara Albright
FirstName  LastNameDara  Albright
Worthy Property Bonds, Inc.
Comapany
June       NameWorthy Property Bonds, Inc.
     18, 2024
June 18,
Page 3 2024 Page 3
FirstName LastName
         you may not be able to pay principal or interest on the bonds, providing examples from other Worthy bond issuances.
8. Revise each risk factor in this section to specifically address how your risks might impact your ability to make principal and interest payments on the bonds, rather than reflecting an impact on your "operating results."
The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have, page 11

9. Revise this risk factor to clarify if Worthy Peer Capital, Inc., is in default. Further, revise to provide similar information on any other affiliated company, including Worthy
         Community Bonds I & II. Clarify each entity that has suspended or ceased redemptions for their classes of bonds. Finally, clarify the extent to which the company may be obligated for any payments stemming from bond defaults by related Worthy entities.
10. We note your discussion of the fact that you may not be able to repay notes upon receiving a demand for redemption, if the volume of redemption requests exceeds your available cash and liquid assets. Please revise this risk factor to discuss the amount of funds that you have to meet redemption requests for Worthy Property Bonds noteholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

11. Your management's discussion appears to still assume that your company is in its development stage, reflecting how you may move forward with making loans to borrowers. We note that, as of the end of your most recent semi-annual period, you have more than $25 million in real estate loans outstanding, as well as investments of $6.5 million. Revise this section to discuss your lending operations, including:
             the interest rates charged on your outstanding loans, how you set the interest rates, and whether the interest rates are fixed or adjustable;
             the types of loans you have made (i.e. loans for property development, loans for property purchase, whether the properties are owner occupied or not owner occupied, and loans that are unsecured, etc.);
             any geographic concentration; and
             average loan value.

         Similarly, discuss the other securities or investments that you have purchased and hold on your balance sheet.
Background - the Worthy group of companies, page 25

12. Revise this section to provide investors with a better ability to understand the development of the Worthy group as well as the financial returns of bondholders of companies within the group. For each company that has sold bonds similar to the bonds you are offering in this offering, provide a tabular presentation that includes the following disclosure:
 Dara Albright
FirstName  LastNameDara  Albright
Worthy Property Bonds, Inc.
Comapany
June       NameWorthy Property Bonds, Inc.
     18, 2024
June 18,
Page 4 2024 Page 4
FirstName LastName
                the total value of bonds sold;
                value of bonds and interest redeemed;
                the amount of bonds and accrued interest outstanding;
                the value of the assets; and
                if the company is currently preventing redemptions.
Our Business, page 25

13. We note that you included risk factors that discuss the lack of loan underwriting experience among the officers, directors and employees of your management entity WFI.
         Since you have commenced making loans, please discuss your underwriting process, the sources you use to verify loan information, how you secure your interest in the real estate loans, and whether you engage in any monitoring of loan performance and/or events that would require that the loan to be repaid. For instance, we note that you intended to lend to smaller property developers. To the extent that you have made loans for property improvements for a party looking to sell on the improved property, revise the disclosure to discuss how you monitor to ensure that your loan is repaid upon the sale of the property.
Plan of Operations, page 27

14. Revise this section to reflect that you have sold a significant number of bonds, have made loans, and invested other proceeds. To the extent that this plan does not reflect how you have operated the business, clarify those changes. To the extent that this section does not reflect how you operate your business, and/or plan to operate your business with the proceeds from your offering, revise the section.
Certain Relationships and Related Party Transactions, page 34

15. Revise this section to discuss the SPA and any other related party transactions between
         Worthy Financial, Worthy Wealth, Worthy Property Bonds, or other related entities. In particular, please discuss any obligation of one Worthy company to support any other
         Worthy company, or that company's bonds.
16. Please tell us whether there are any restrictions that would prevent Worthy Property from making loans to entities affiliated with your related parties. If you do have such policies, disclose how you monitor for compliance with those policies. Finally, to the extent that you have loans outstanding to any officer or director of Worthy Property, Worthy
         Financial, Worthy Wealth, or their affiliates, disclose the amount outstanding. Please include the interest rate, the type of loan, whether it is performing under its terms and whether the terms of the loan are similar to those made to other borrowers.
Description of the Worthy Property Bonds
Worthy Property Bonds, page 34

17. We note your disclosure that "[c]ompound interest shall accrue on the Outstanding
         Principal Balance at the fixed interest rate of 5% per annum from the date that the
 Dara Albright
Worthy Property Bonds, Inc.
June 18, 2024
Page 5
       purchase funds have cleared". Given the various Form 1-U's you have filed to attempt to change the interest rate of the bonds, the bonds appear to have a variable interest rate.
       Please reconcile this inconsistency. Please clarify whether there is ever a scenario where you may decrease the interest rate below the amount paid at the time a particular Worthy note is purchased.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                             Sincerely,
FirstName LastNameDara Albright
                                                             Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                             Office of Finance
June 18, 2024 Page 5
cc:       Clint J. Gage, Esq.
FirstName LastName